82-35029

07021632

6 March 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

SEC MAIL PROCESSING
RECEIVED
MAR 7 2007
WASH, D.C. 152 SECTION

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose Appendix 3Y notices, as required to be provided under Listing Rule 3.19A for each of the following directors of the Westfield Group companies: FP Lowy, DH Lowy, PS Lowy and SM Lowy.

The notices are in respect of a recent acquisition of 148,258 Westfield Group stapled securities issued pursuant to participation in the Westfield Group Distribution Reinvestment Plan as follows:

a) 12 securities by Steven Lowy <Joshua Lowy A/C>; and

b) 148,246 securities by Westfield C Fund Pty Limited, as trustee of the Westfield Superannuation C Fund, in which the Lowy family directors have a relevant interest.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank P. Lowy
Date of last notice	25 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	28 February 2007
No. of securities held prior to change	166,370,941
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 12 b) Westfield C Fund Pty Limited – 148,246
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.80 per stapled security
No. of securities held after change	166,519,199

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Hillel Lowy
Date of last notice	25 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	28 February 2007
No. of securities held prior to change	166,370,941
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 12 b) Westfield C Fund Pty Limited – 148,246
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.80 per stapled security
No. of securities held after change	166,519,199

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder *(if issued securities)*	N/A
Date of change	N/A
No. and class of securities to which interest related prior to *change* Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Simon Lowy
Date of last notice	25 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	28 February 2007
No. of securities held prior to change	166,370,941
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 12 b) Westfield C Fund Pty Limited – 148,246
Number disposed	-
Value/Consideration Note. If consideration is non-cash, provide details and estimated valuation	$22.80 per stapled security
No. of securities held after change	166,519,199

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Mark Lowy
Date of last notice	25 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Lowy's notifiable interest includes Westfield Group stapled securities held by Westfield C Fund Pty Limited (as trustee of Westfield Superannuation C Fund)
Date of change	28 February 2007
No. of securities held prior to change	166,370,941
Class	Ordinary stapled securities
Number acquired	a) Steven Lowy <Joshua Lowy A/C> - 12 b) Westfield C Fund Pty Limited – 148,246
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.80 per stapled security
No. of securities held after change	166,519,199

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Westfield Group Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

END